Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel: 604 247 4400
Fax: 604 247 0512

News Release

April 29, 2008

Catalyst mills restructure as fibre, cost pressures intensify

Richmond, (BC) – Catalyst Paper announced today that workforce reductions will occur at its two largest mills as the company adjusts to rising input costs and a relentless fibre shortage made worse by recent sawmill closures.

At Elk Falls mill in Campbell River, reductions will affect approximately 145 hourly and staff employees as the No. 1 paper machine, which was curtailed last September, is indefinitely idled. At the Crofton mill in North Cowichan, approximately 82 positions will be reduced as the operation takes steps to bring its overall cost structure closer to best-quartile performance.

“The Elk Falls mill has been most affected by fibre and market dynamics to date. With the permanent closure of the TimberWest and other sawmills taking curtailment, the potential to restart No. 1 paper machine in the foreseeable future has disappeared,” said Richard Garneau, president and chief executive officer. “We appreciate this is not welcome news for employees or the community, however, we need to make the best possible use of available fibre supply to support our most profitable business.”

Costs to implement the measures announced today are estimated to not exceed $4 million and are expected to be significantly offset by manpower efficiency savings as the company continues to focus on achieving a best quartile labour cost benchmark of $80 per tonne.

“We have talked openly and often with employees about the pressures on the business, what it will take for Catalyst mills to be low-cost producers, and the steps the company must take to become profitable in a brutally competitive market,” Mr. Garneau said. “It is clear that cost improvements on all fronts will be needed in order to stabilize and strengthen the future of our operations.”

When it comes to the business climate, the major industry tax rate paid by the company’s coastal mills – which is significantly greater than elsewhere in North America – is also a major hurdle to competitiveness.

“We appreciate the province has reduced the school tax component of our bill which will save us about $2 million over the next two years on a total 2007 property tax bill of $32 million. However it will take a reduction ten times greater than that to bring our BC mills in line with the municipal property taxes paid by industry elsewhere in North America,” Mr. Garneau said.

Catalyst is a leading producer of specialty printing papers and newsprint, headquartered in Richmond, British Columbia, Canada. The company also produces market kraft pulp and owns western Canada’s largest paper recycling facility. With six mills strategically located within western North America, Catalyst has a combined annual capacity of 2.8 million tonnes of production.  Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to anticipated severance costs, cost structure and cost reductions and fibre supply, are forward looking.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and uncertainties” in the management’s discussion and analysis contained in Catalyst’s first quarter 2008 interim report available at www.sedar.com.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713